UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 18, 2009

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Receives NIH Award for the Development of
Influenza Monoclonal Antibodies

Leiden, The Netherlands (August 18, 2009) – Dutch biopharma company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced that it received a National Institute of Allergy and Infectious Diseases (NIAID)/National Institutes of Health (NIH) contract aimed at advancing the development of monoclonal antibodies for the treatment of seasonal and pandemic influenza. The contract provides funding of up to $40.7 million, with additional options that may be triggered at the discretion of the NIH worth a further $28.4 million, bringing the potential total amount to $69.1 million.

“With the world now at pandemic alert level six, and recent reports of A/H1N1 oseltamivir resistance occurring, the timing of this contract is extremely important” said Dr. Jaap Goudsmit, Crucell's Chief Scientific Officer. “It will allow Crucell and its partners to pursue a new approach for the treatment of the disease caused by both seasonal and pandemic influenza strains.”

Crucell has developed a set of unique human monoclonal antibodies that have been shown to protect against a wide range of distinct seasonal and pandemic influenza viruses. These antibodies are active against the seasonal H1N1 viruses, which show widespread resistance to oseltamivir (Tamiflu), the current first–line therapeutic. They were also found to be active against the pandemic ‘swine flu’ H1N1 influenza viruses and the avian H5N1 ‘bird flu’ viruses, which are still circulating in Asia. In December 2008, Crucell published pre-clinical data showing the prophylactic and therapeutic efficacy of these antibodies in the online journal PLoS ONE. This was followed in February 2009 by a breakthrough publication in the journal Science elucidating the mechanism of action of the most potent of these antibodies.

The NIH award confirms the validity of Crucell’s innovative antibody approach, spearheaded by the rabies monoclonal program.

Crucell will be the primary contractor with additional services being supplied by Quintiles Guys Drug Research Unit and RetroScreen Ltd, both located in London, as well as Viroclinics and Central Veterinary Institute, both located in the Netherlands.

About Influenza
Influenza, commonly known as ‘flu’, affects large sections of the world’s population each year. The disease is characterized by annual winter outbreaks, which often reach epidemic proportions due to the fact that the virus can mutate quickly, often producing new strains against which human beings do not have immunity. Typical symptoms of flu are usually relatively mild but can become life threatening in vulnerable patient groups, such as the elderly and immunodeficient individuals. In a growing number of countries, small children have been added to the list of preferred protection groups. Transmission of the flu virus occurs through airborne particles and upon infection, the incubation period ranges from one to three days.

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Each year approximately 5%-15% of the world’s population contracts influenza and an estimated 250,000 to 500,000 people die annually from influenza-associated complications according to the World Health Organization. As well as these annual epidemics, a major genetic shift in the influenza virus can occasionally lead to a deadly new virus strain to which the human population does not have immunity, resulting in a global pandemic.

An influenza pandemic is a rare but recurrent event. Three pandemics occurred in the previous century: ‘Spanish influenza’ in 1918, ‘Asian influenza’ in 1957, and ‘Hong Kong influenza’ in 1968. The 1918 pandemic caused an estimated 40 to 50 million deaths worldwide. That pandemic, which was exceptional, is considered one of the deadliest disease events in human history. Subsequent pandemics were much milder, with an estimated 2 million deaths in 1957 and 1 million deaths in 1968.

About Influenza antibodies H1N1 and H5N1
Crucell has discovered the first human monoclonal antibodies for the prevention and treatment of the ‘bird flu’ strain H5N1, as well as H1N1, which is similar to the strain responsible for the ‘Spanish flu’ in 1918. The antibodies provide immediate protection and neutralize a broad range of H5N1 and H1N1 strains in pre-clinical models. In December 2008, Crucell presented data showing that the mAb CR6261 was 100% successful in preventing infection with H5N1. When given after H5N1 infection, Crucell’s mAb demonstrated the ability to prevent death and cure disease in all cases. The mAb also performed significantly better than the anti-influenza drug oseltamivir for the prevention and treatment of H1N1 infection, illustrating the potential use for seasonal applications as well. This is especially important as the resistance of influenza strains for oseltamivir is rapidly increasing.

About MAbstract® Technology
Crucell's proprietary MAbstract® technology can be used to discover drug targets, such as cancer markers or proteins from infectious agents including bacteria and viruses, and to identify human antibodies against those drug targets.

About Crucell
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the U.S. The Company employs over 1000 people. For more information, please visit www.crucell.com.

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Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 22, 2009, in the section entitled ‘Risk Factors’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

For further information please contact:

Crucell N.V.
Oya Yavuz
Vice President
Corporate Communications & Investor Relations
Tel. +31-(0)71-519 7064
ir@crucell.com
www.crucell.com

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
August 18, 2009 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations